BERRY PLASTICS CORPORATION
101 Oakley Street
Evansville IN 47710

                                                                                                                                                                                        January 26, 2010
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010
Attention:             Dietrich King

RE:         Berry Plastics Corporation
Registration Statement on Form S-4
Filed December 23, 2009
File No. 33-163951

Dear Mr. King:

Please find below the responses of Berry Plastics Corporation (“Berry Plastics”) to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in your letter of January 22, 2010 regarding Berry Plastics’ Registration Statement on Form S-4 filed on December 23, 2009 (File No. 33-163951) (the “Registration Statement”). Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

General

1.
We note that counsel’s opinions that the Registered Notes and the Guarantees are valid and legally binding obligations are expressly limited by “applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors’ rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).”  In view of these limitations, please tell us why counsel is also expressing “no opinion as to (i) whether a federal or state court outside New York would give effect to any choice of law provided for in the Registered Notes, (ii) any provisions of the Registered Notes that relate to the subject matter jurisdiction of the federal or state courts of a particular jurisdiction to adjudicate any controversy related to the Registered Notes or the transactions contemplated thereby, (iii) any waiver of inconvenient forum set forth in the Registered Notes or (iv) any waiver of jury trial found in the Registered Notes.”  Please note that we may have additional comments based on your response.

Counsel has advised us that it believes the exceptions limiting its opinion as to validity and legally binding-nature of the Registered Notes and the Guarantees are necessary and proper.  Counsel believes that the purpose of the language quoted by the Staff is to clarify the statements in subparts (a) and (b) of the fifth paragraph of the opinion, which state that the Registered Notes and Guarantees are enforceable in accordance with their terms.  Each of the First Priority Notes Indenture and the Second Priority Notes Indenture contain a choice of law provision stating that each indenture and the securities issued thereunder shall be governed by, and construed in accordance with, the laws of the state of New York, without regard to principles of conflicts of law. Further, each of the issuer, the note guarantors and the trustee under the notes has waived any and all right to a jury trial in any legal proceeding arising out of or relating to the indenture, the securities or the transaction contemplated thereby.

Due to the inclusion of these provisions in the Registered Notes, counsel has limited its opinion to reflect that such provisions may not be enforceable in New York or other jurisdictions.  As to the Staff’s concern in subpart (i), counsel has advised that while New York General Obligations Law Section 5-1401 provides for the enforceability of choice of law provisions in the State of New York, it only binds New York state courts and federal courts sitting in New York that are applying New York choice of law principles and does not bind courts in other jurisdictions in which a legal actions could potentially be brought. Counsel believes that choice of law doctrine is state-specific, highly fact-intensive and always subject to equitable considerations as to which counsel cannot express a legal opinion.  Similarly in subpart (ii), courts are not bound by the parties’ choice of law provision, and may decline jurisdiction for equitable reasons.  Counsel believes that enforcement of such a provision will vary depending on the specific controversy at issue, facts as to which counsel cannot have knowledge as of the date of the opinion.  As to subpart (iv), counsel notes that waivers of jury trials are enforced subject to equitable considerations based on facts as to which counsel cannot have knowledge as of the date of the opinion.

2.	Please confirm to us that counsel’s reference to the General Corporation Law of the State of Delaware includes the statutory provisions and reported judicial decisions interpreting that statute.

Counsel confirms that reference to the General Corporation Law of the State of Delaware includes the statutory provisions and reported judicial decisions interpreting that statute. The opinion has also been revised in accordance with the Staff’s comment.

2.
Please have counsel revise its opinion to eliminate the penultimate paragraph, which limits the ability of investors to rely on the opinion.  Investors are entitled to benefit and rely on counsel’s opinion.

The opinion has been revised in accordance with the Staff’s comment.

*           *           *           *

 W/1578853v1

Securities and Exchange Commission
January 26, 2010

Please contact me ((812) 306-2397) or Andrew J. Nussbaum ((212) 403-1269) of Wachtell, Lipton, Rosen & Katz, special counsel to the Company, if you have any questions or comments relating to the matters referenced above.  Thank you for your attention to this matter.

   Sincerely,

/s/ Mark Miles
Mark Miles

Executive Vice President and Controller

Berry Plastics Corporation

cc:           Ira G. Boots, Chief Executive Officer
Jeff Thompson, General Counsel
Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz